FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Report of a Foreign Issuer
                    Pursuant to Section 13(a)-16 and 15(d)-16 of the
                         Securities Exchange Act of 1934

         Date of Report (Date of earliest event reported): June 14, 1999

                               NEWCOURT CREDIT GROUP INC.
             (Exact name of Registrant as specified in its charter)

                                 207 Queens Quay West
                                       Suite 700
                              Toronto, Ontario  Canada
                                       M5J 1A7

                    (Address of principal executive offices)

Registrant's telephone number, including area code:           (416) 507-6081


Item 5.           Other Events.

                  On June 15, 1999, The CIT Group, Inc. ("CIT") issued a joint press release with Newcourt Credit Group Inc. ("Newcourt") relating to the initiation of discussions to reassess Newcourt's earnings expectations. Concurrently, CIT and Newcourt entered into an amendment (the "Amendment") to the Agreement and Plan of Reorganization dated as of March 7, 1999. The joint press release issued by CIT and Newcourt on June 15, 1999 is filed herewith as
Exhibit 99 and incorporated by reference in its entirety in this Item 5. A copy of the Amendment is filed herewith as Exhibit 2 and incorporated by reference in its entirety in this Item 5.








                                  Exhibit Index


Exhibit
  No.          Description
-------        -----------------------------------------------------------------
   2           Amendment dated June 14, 1999 to the Agreement and Plan of
               Reorganization, dated as of March 7, 1999 between The CIT
               Group, Inc. and Newcourt Credit Group Inc.











   99 Press release dated June 15, 1999 and issued jointly by The CIT Group, Inc. and Newcourt Credit Group Inc.


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Newcourt Credit Group Inc.
                                          -------------------------------------
                                          (Registrant)

                                          By: /s/ John P. Stevenson
                                          --------------------------------------
                                          John P. Stevenson,
                                          Secretary

Date: June 15, 1999